Transamerica Life Insurance Company
Administrative Office:
4333 Edgewood Road NE - MS 4240
Cedar Rapids, Iowa 52499

December 5, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA X

Flexible Premium Variable Annuity – I

Post-Effective Amendment No. 22 to Registration Statement filed on Form N-4

File Nos. 333-125817/811-21776

Dear Mr. Ruckman:

Transamerica Life Insurance Company filed the Post-Effective Amendment No. 22 to the above-referenced Form N-4 registration statement on December 5, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective December 5, 2011, or as soon thereafter as is reasonably practicable.

Transamerica Life Insurance Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Lisa Wachendorf
Darin D. Smith		Lisa Wachendorf
Vice President		Assistant Vice President

Member of the Group